INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (UNAUDITED)

September 30, 2016

DXI ENERGY INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)		September 30,	December 31,
(thousands of Canadian dollars)	Notes	2016	2015
		$	$
ASSETS
Current
Cash and cash equivalents		181	38
Accounts receivable		517	2,202
Prepaids and deposits		32	31
Current Assets		730	2,271
Non-current
Deposits		293	294
Exploration and evaluation assets	3	1,635	3,222
Property and equipment	4	20,112	21,899
Total Assets		22,770	27,686

LIABILITIES
Current
Bank credit facility	6	-	147
Accounts payable and accrued liabilities		1,823	2,985
Loans from related parties	7	2,344	1,402
Warrant liability	8	-	1
Derivative liability	7	87	1,226
Financial contract liability	10	7,060	7,207
Current Liabilities		11,314	12,968
Non-current
Loans from related parties	7	3,923	4,325
Decommissioning liability	9	3,990	3,825
Total Liabilities		19,227	21,118
SHAREHOLDERS' EQUITY
Share capital	11	98,111	97,162
Contributed surplus		10,622	10,438
Deficit		(108,270)	(105,150)
Accumulated other comprehensive income		3,080	4,118
Total Shareholders' Equity		3,543	6,568
Total Liabilities and Shareholders' Equity		22,770	27,686

Approved on behalf of the Board:

"signed"	"signed"
Robert Hodgkinson - Director	Craig Sturrock - Director

The accompanying notes are an integral part of these condensed consolidated financial statements.	1

DXI ENERGY INC.
CONDENSED CONSOLIDATED STTEMENTS OF COMPREHENSIVE LOSS

(Unaudited)		Three months ended September 30		Nine months ended September 30
(thousands of Canadian dollars, except per share amounts)	Notes	2016	2015	2016	2015
		$	$	$	$
REVENUES
Gross revenues		1,009	2,189	3,854	5,811
Royalties		(134)	(389)	(608)	(966)
Total Revenues, net of royalties	15	875	1,800	3,246	4,845

EXPENSES
Operating and transportation		596	768	2,373	2,526
Amortization, depletion and impairment losses	5	850	1,703	2,712	2,945
General and administrative		444	429	1,270	1,630
Financing expenses		300	324	1,286	724
Stock based compensation		5	139	184	747
Foreign exchange (gain) loss		127	36	(379)	145
Loss on disposal of E&E assets		175	-	175	-
Loss on disposal of property and equipment		-	-	-	6
Change in fair value of warrant liability	8	(1)	(92)	(1)	(677)
Change in fair value of derivative liability	7	(516)	-	(1,140)	(216)
(Gain) loss on financial contract liability	10	(146)	103	(63)	299
Total Expenses		1,834	3,410	6,417	8,129

Loss before other items		(959)	(1,610)	(3,171)	(3,284)
Other income		2	2	51	3

Loss for the period		(957)	(1,608)	(3,120)	(3,281)

Other Comprehensive Income (Loss)
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustment		141	954	(1,038)	1,864

Comprehensive loss		(816)	(654)	(4,158)	(1,417)

Loss per common share - basic and diluted	13	(0.02)	(0.04)	(0.08)	(0.09)

The accompanying notes are an integral part of these condensed consolidated financial statements.	2

DXI ENERGY INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)	Number	Share	Contributed
(thousands of Canadian dollars, except number of shares)	of Shares	Capital	Surplus	Deficit	AOCI(L)*	Total
		$	$	$	$	$
Balance as at January 1, 2016	36,509,953	97,162	10,438	(105,150)	4,118	6,568
Shares issued via private placements, net of issuance costs	8,298,333	949	-	-	-	949
Stock-based compensation	-	-	184	-	-	184
Loss	-	-	-	(3,120)	-	(3,120)
Foreign currency translation adjustment	-	-	-	-	(1,038)	(1,038)
Balance as at September 30, 2016	44,808,286	98,111	10,622	(108,270)	3,080	3,543

Balance as at January 1, 2015	36,480,427	97,132	9,674	(98,042)	1,621	10,385
Issue of shares on exercise of options	14,295	11				11
Contributed surplus reallocated on exercise of options	-	4	(4)			-
Stock-based compensation	-	-	747	-	-	747
Loss	-	-	-	(3,281)	-	(3,281)
Foreign currency translation adjustment	-	-	-	-	1,864	1,864
Adjustment due to fractional rounding	(371)	-	-	-	-	-
Balance as at September 30, 2015	36,494,351	97,147	10,417	(101,323)	3,485	9,726

* Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these condensed consolidated financial statements.	3

DXI ENERGY INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Nine months ended September 30
(thousands of Canadian dollars)	Notes	2016	2015
		$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Loss for the period		(3,120)	(3,281)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		2,712	2,945
Stock based compensation		184	747
Non-cash financing expenses		820	426
Non-cash foreign exchange on financial contract liability		(377)	447
Loss on disposal of E&E assets	3	175	-
Loss on disposal of property and equipment		-	6
Change in fair value of derivative liability		(1,140)	(216)
Change in fair value of warrant liability		(1)	(677)
(Gain) loss on financial contract liability		(63)	299
Cash flows from (used in) operations		(810)	696
Changes in operating working capital	13	1,465	(3)
Total Cash Flows from Operating Activities		655	693
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		2	5
E&E expenditures		(2)	(50)
Additions to property and equipment	4	(475)	(4,452)
Proceeds from sale of E&E assets		85	-
Reclamation expenditures		(30)	-
Changes in investing working capital	13	(972)	(3,139)
Total Cash Flows used in Investing Activities		(1,392)	(7,636)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank credit facility		(147)	(1,052)
Advance of loans from related parties		350	6,800
Repayment of loans from related parties		(300)	-
Shares issued on exercise of options		-	11
Shares issued for cash, net of share issue costs		948	-
Changes in financing working capital	13	29	-
Total Cash Flows from Financing Activities		880	5,759

CHANGE IN CASH AND CASH EQUIVALENTS		143	(1,184)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		38	1,215

CASH AND CASH EQUIVALENTS, END OF PERIOD		181	31

Supplemental cash flow information - Note 13

The accompanying notes are an integral part of these condensed consolidated financial statements.	4

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2016 and 2015
(Unaudited) (All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 1 – CORPORATE INFORMATION

DXI Energy Inc. (the “Company”) is a public company trading on the Toronto Stock Exchange (“TSX”) under the symbol “DXI” and the OTCQB (“OTCQB”) under the symbol “DXIEF.” The Company is in the business of exploring and developing energy properties with a focus on oil and gas in North America. On October 27, 2015, the Company changed its name from Dejour Energy Inc. to DXI Energy Inc. The address of its registered office is 598 – 999 Canada Place, Vancouver, British Columbia.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in British Columbia. All intercompany transactions are eliminated upon consolidation.

The interim condensed consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These consolidated financial statements were authorized and approved for issuance by the Board of Directors on November 8, 2016.

NOTE 2 – BASIS OF PRESENTATION

(a)    Basis of presentation

The interim condensed consolidated financial statements for the nine months ended September 30, 2016 have been prepared in accordance with IAS 33 Earnings per Share and IAS 34 Interim Financial Reporting. These interim results do not include all the information required for the full annual financial statements, and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2015. The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2015.

(b)    Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has a working capital deficiency of $10.6 million, which includes the loans from related parties of $2.3 million, and an accumulated deficit of $108.3 million. Of this amount, $7.1 million is represented by a financial contract liability of Dejour USA, which was due on September 30, 2016. The maximum cash component due in full settlement of the financial contract liability is US$3.0 million. On September 30, 2016, the instrument holder served notice to Dejour USA instructing Dejour USA to purchase the instrument holder’s 77.771% working interest in the 4 wellbores in accordance with the provisions of the contract. Subsequent to September 30, 2016, the Company initiated discussions with the instrument holder to settle the financial contract liability (note 10).

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and the continued financial support of the non-arm’s length lenders who have provided the Company with sufficient capital to meet capital expenditure commitments and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

(c)    Adoption of new and amended standards

The Company applied for the first time certain amendments, which are effective for annual periods beginning on or after January 1, 2016. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. Although these amendments were applied for the first time in 2016, the Company is currently evaluating the impact of adopting the amendments on the annual consolidated financial statements.

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2016 and 2015
(Unaudited) (All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – EXPLORATION AND EVALUATION (“E&E”)

ASSETS

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Cost:
Balance at January 1, 2015	266	15,848	16,114
Additions	3	103	106
Change in decommissioning provision	12	-	12
Foreign currency translation and other	-	3,031	3,031
Balance at December 31, 2015	281	18,982	19,263
Additions	2	-	2
Change in decommissioning provision	16	-	16
Disposals	-	(772)	(772)
Foreign currency translation and other	-	(1,210)	(1,210)
Balance at September 30, 2016	299	17,000	17,299

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Accumulated impairment losses:
Balance at January 1, 2015	-	(13,007)	(13,007)
Impairment losses	-	(534)	(534)
Foreign currency translation and other	-	(2,500)	(2,500)
Balance at December 31, 2015	-	(16,041)	(16,041)
Impairment losses (Note 5)	-	(1,057)	(1,057)
Disposals	-	513	513
Foreign currency translation and other	-	921	921
Balance at September 30, 2016	-	(15,664)	(15,664)

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Carrying amounts:
At December 31, 2015	281	2,941	3,222
At September 30, 2016	299	1,336	1,635

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects, which are pending the determination of proven reserves.

During the nine months ended September 30, 2016, the Company capitalized $1,000 (September 30, 2015 – $20,000) of general and administrative costs related to its U.S. (United States) oil and gas interests.

For U.S. E&E assets, the impairment is $1,057,000 and $30,000 for the nine months ended September 30, 2016 and 2015, respectively. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts.

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2016 and 2015
(Unaudited) (All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – EXPLORATION AND EVALUATION (“E&E”)

ASSETS (continued)

During the nine months ended September 30, 2016, the Company sold its working interests in certain oil and gas leases in the areas of Colorado to unrelated third parties for gross proceeds of $85,000 (US$65,000). The loss on the disposal was $175,000.

The Company determined that there were no indicators of impairment for its Canadian oil and gas interests or no indicators of impairment reversal for its Canadian and U.S. oil and gas interests at September 30, 2016.

NOTE 4 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2015	32,181	9,970	219	42,370
Additions	1,164	4,467	1	5,632
Change in decommissioning provision	31	10	-	41
Disposals	-	-	(38)	(38)
Foreign currency translation and other	-	2,206	(3)	2,203
Balance at December 31, 2015	33,376	16,653	179	50,208
Additions	297	175	3	475
Change in decommissioning provision	151	10	-	161
Foreign currency translation and other	-	(854)	-	(854)
Balance at September 30, 2016	33,824	15,984	182	49,990

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment losses:
Balance at January 1, 2015	(23,340)	(932)	(189)	(24,461)
Amortization and depletion	(2,434)	(213)	(8)	(2,655)
Impairment losses	(1,000)	-	-	(1,000)
Disposals	-	-	33	33
Foreign currency translation and other	-	(230)	4	(226)
Balance at December 31, 2015	(26,774)	(1,375)	(160)	(28,309)
Amortization and depletion (Note 5)	(999)	(323)	(3)	(1,325)
Impairment losses (Note 5)	(330)	-	-	(330)
Foreign currency translation and other	-	85	1	86
Balance at September 30, 2016	(28,103)	(1,613)	(162)	(29,878)

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2016 and 2015
(Unaudited) (All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 4 – PROPERTY AND EQUIPMENT (continued)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2015	6,602	15,278	19	21,899
At September 30, 2016	5,721	14,371	20	20,112

During the nine months ended September 30, 2016, the Company capitalized $104,000 (September 30, 2015 – $123,000) of general and administrative costs related to its Canadian oil and gas interests.

During the nine months ended September 30, 2016, the Company capitalized $13,000 (September 30, 2015 – $60,000) of general and administrative costs related to its U.S. oil and gas interests.

For Canadian oil and gas properties, the impairment is $330,000 and $1,000,000 for the nine months ended September 30, 2016 and 2015, respectively. The Company recorded an impairment of $200,000 (September 30, 2015 - $1,000,000) on its oil and gas properties in British Columbia, Canada and $130,000 (September 30, 2015 – $Nil) on one of the non-core oil and gas properties in Alberta, Canada. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts.

The Company determined that there were no indicators of impairment for its U.S. oil and gas interests or no indicators of impairment reversal for its Canadian and U.S. oil and gas interests at September 30, 2016.

NOTE 5 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Nine months ended September 30
	2016	2015
	$	$
Exploration and Evaluation Assets (E & E assets)
Impairment losses (Note 3)	1,058	30

Property and Equipment (D & P assets)
Amortization and depletion (Note 4)	1,324	1,915
Impairment losses (Note 4)	330	1,000
	2,712	2,945

NOTE 6 – BANK CREDIT FACILITY

As at January 1, 2016, the maximum amount of the credit facility was $1.1 million of which $147,000 was drawn. On January 25, 2016, the credit facility was repaid in full.

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2016 and 2015
(Unaudited) (All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 7 – LOANS FROM RELATED PARTIES

(a)    Loan from Hodgkinson Equity Corporation (“HEC”)

On March 12, 2015, as amended on May 6, 2015, June 22, 2015, September 28, 2015 and November 18, 2015, the Company issued a promissory note for $4,500,000 to HEC, a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber DEAL’s oil and gas properties without HEC’s prior approval. It bears interest at the Canadian prime rate plus 5% per annum. The principal and interest was repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. On May 6, 2015, the due date of the loan was extended to September 30, 2015. On September 28, 2015, the due date of the loan was further extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. Additionally, a monthly principal repayment of $114,230.77 was due on the 1st day of each month commencing June 1, 2016. HEC agreed to waive the requirement of the Company to repay the monthly principal repayments for a period of 183 days effective June 1, 2016.

In consideration for the extension, the Company issued HEC 9,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 are restricted from sale through the facilities of the stock exchanges for four months. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HEC on DEAL’s oil and gas properties. The first mortgage security so issued ranks “pari passu” with HVI’s first mortgage security interest (note 7(b)).

The Company has determined that the fair value of the loan should be disclosed together with an embedded derivative liability. The fair value of the loan was determined by applying a risk-adjusted rate of 25% to discount the monthly repayments and coupon payments over the three-year life of the loan. The embedded derivative was estimated using an option pricing model. Related financing costs of $77,000 were expensed immediately.

As a result of the loan modification in November 2015, a loss on extinguishment was recognized as follows:

$
Face value of loan liability	4,500
Fair value of loan liability	(3,414)
Fair value of derivative liability	(2,253)
Loss on extinguishment	(1,167)

The derivative liability is carried at fair value through profit and loss and re-measured at each reporting date using an option pricing model. For the three and nine months ended September 30, 2016, the Company recorded an unrealized gain on the derivative liability of $357,000 and $789,000, respectively (three and nine months ended September 30, 2015 - $Nil). The following key inputs to obtain the valuation are as follows:

	September 30,	December 31,
As at	2016	2015
Exercise price	$0.45	$0.45
Share price	$0.09	$0.22
Expected volatility	76%	95%
Expected life	2.13 years	2.88 years
Dividends	0.0%	0.0%
Risk-free interest rate	0.52%	0.49%

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2016 and 2015
(Unaudited) (All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 7 – LOANS FROM RELATED PARTIES (continued)

(a)    Loan from Hodgkinson Equity Corporation (“HEC”) (continued)

As at September 30, 2016, the carrying value of the loan liability and derivative liability are as follows:

	Loan liability	Derivative liability
	$	$
Balance upon initial recognition	3,414	2,253
Accretion expense	92	-
Interest paid	(42)	-
Change in fair value	-	(1,404)
Balance at December 31, 2015	3,464	849
Accretion expense	552	-
Interest paid	(259)	-
Change in fair value	-	(789)
Balance at September 30, 2016	3,757	60
Current portion	(970)	(60)
Non-current portion	2,787	-

Other terms of the loan are:

the interest rate of the loan remains unchanged and the Company may repay the loan at any time without penalty;
the Company, through DEAL, must receive HEC’s approval to further encumber DEAL’s Canadian oil and gas properties; and
In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 8.5% per annum.

(b)    Loan from Hodgkinson Ventures Inc. (“HVI”)

On June 22, 2015, as amended on September 28, 2015 and November 18, 2015, the Company issued a promissory note for $2,000,000 to HVI, a private company associated with the CEO of the Company, on a “pari passu” basis with the loan from HEC (note 7(a)). The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber DEAL’s oil and gas properties without HVI’s prior approval. It bears interest at the Canadian prime rate plus 5% per annum. The principal and interest were repayable on or before September 30, 2015. On September 28, 2015, the due date of the loan was extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. Additionally, a monthly principal repayment of $50,769.23 was due on the 1st day of each month commencing June 1, 2016. HVI agreed to waive the requirement of the Company to repay the monthly principal repayments for a period of 183 days effective June 1, 2016.

In consideration for the extension, the Company issued HVI 4,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 are restricted from sale through the facilities of the stock exchanges for four months. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HVI on DEAL’s oil and gas properties. The first mortgage security so issued ranks “pari passu” with HEC’s first mortgage security interest (note 7(a)).

The Company has determined that the fair value of the loan should be disclosed together with an embedded derivative liability. The fair value of the loan was determined by applying a risk-adjusted rate of 25% to discount the monthly repayments and coupon payments over the three-year life of the loan. The embedded derivative was estimated using an option pricing model. Related financing costs of $34,000 were expensed immediately.

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2016 and 2015
(Unaudited) (All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 7 – LOANS FROM RELATED PARTIES (continued)

(b)    Loan from Hodgkinson Ventures Inc. (“HVI”) (continued)

As a result of the loan modification in November 2015, a loss on extinguishment was recognized as follows:

$
Face value of loan liability	2,000
Fair value of loan liability	(1,230)
Fair value of derivative liability	(1,002)
Loss on extinguishment	(232)

The derivative liability is carried at fair value through profit and loss and re-measured at each reporting date using an option pricing model. For the three and nine months ended September 30, 2016, the Company recorded an unrealized gain on the derivative liability of $159,000 and $351,000, respectively (three and nine months ended September 30, 2015 - $Nil). The following key inputs to obtain the valuation are as follows:

	September 30,	December 31,
As at	2016	2015
Exercise price	$0.45	$0.45
Share price	$0.09	$0.22
Expected volatility	76%	95%
Expected life	2.13 years	2.88 years
Dividends	0.0%	0.0%
Risk-free interest rate	0.52%	0.49%

As at September 30, 2016, the carrying value of the loan liability and derivative liability are as follows:

	Loan liability	Derivative liability
	$	$
Balance upon initial recognition	1,230	1,002
Accretion expense	51	-
Interest paid	(19)	-
Change in fair value	-	(625)
Balance at December 31, 2015	1,262	377
Accretion expense	314	-
Interest paid	(116)	-
Change in fair value	-	(350)
Balance at September 30, 2016	1,460	27
Current portion	(324)	(27)
Non-current portion	1,136	-

Other terms of the loan are:

the interest rate of the loan remains unchanged and the Company may repay the loan at any time without penalty;
the Company, through DEAL, must receive HVI’s approval to further encumber DEAL’s Canadian oil and gas properties; and
In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 8.5% per annum.

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2016 and 2015
(Unaudited) (All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 7 – LOANS FROM RELATED PARTIES (continued)

(c)    Loan from a director and officer of the Company and his spouse

On September 15, 2015, as amended on January 11, 2016, March 31, 2016 and June 2, 2016, the Company issued a grid promissory note of up to $1,000,000 to a director and officer of the Company and his spouse (the “Lenders”). The promissory note bears interest at 12% per annum. The principal and interest accrued on the loan were repayable on or before December 31, 2015. On January 11, 2016, the Company issued an additional grid promissory note of up to $200,000 to a director and officer of the Company and his spouse and the due date of the loan was extended to March 31, 2016. On March 31, 2016, the due date of the loan was further extended to September 30, 2016.

On June 2, 2016, the Company increased the maximum amount of the non-revolving loan from $1,200,000 to $1,500,000. The interest rate was also reduced from 12% to 10% per annum. Additionally, the Company issued a 2nd mortgage in favour of the Lenders on DEAL’s oil and gas properties to a maximum of $1,500,000 as partial security for the loan. On September 30, 2016, the due date of the loan was further extended to December 31, 2016. The maximum loan amount available at September 30, 2016 was $1,500,000 (December 31, 2015 - $1,000,000). During the nine months ended September 30, 2016, $350,000 was borrowed (year ended December 31, 2015 - $1,000,000) and $300,000 was repaid (year ended December 31, 2015 - $Nil) leaving a balance outstanding of $1,050,000 at September 30, 2016.

NOTE 8 – WARRANT LIABILITY

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars, other than agents’ warrants, are accounted for as derivative financial liabilities. These warrants are recorded at the fair value at each reporting date with the change in fair value for the period recorded in profit or loss for the period.

	#	$
Balance at January 1, 2015	3,919,540	755
Warrants expired	(1,200,000)	-
Change in fair value	-	(754)
Balance at December 31, 2015	2,719,540	1
Change in fair value	-	(1)
Balance at September 30, 2016	2,719,540	-

The fair value of these investor warrants were estimated using the Hull-White Trinomial option pricing model under the following weighted average inputs:

As at	September 30,	December 31,
	2016	2015
Exercise price	US$ 2.00	US$ 2.00
Share price	US$ 0.07	US$ 0.16
Expected volatility	74%	75%
Expected life	0.67 years	1.42 years
Dividends	0.0%	0.0%
Risk-free interest rate	0.59%	0.82%

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2016 and 2015
(Unaudited) (All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 9 – DECOMMISSIONING LIABILITY

	Canadian	United States
	Oil and Gas	Oil and Gas
	Properties (1)	Properties (1)	Total
	$	$	$
Balance at January 1, 2015	3,597	112	3,709
Change in estimated future cash flows	46	3	49
Additions	-	8	8
Actual costs incurred and other	(16)	20	4
Unwinding of discount	52	3	55
Balance at December 31, 2015	3,679	146	3,825
Change in estimated future cash flows	159	10	169
Actual costs incurred and other	(31)	(7)	(38)
Unwinding of discount	32	2	34
Balance at September 30, 2016	3,839	151	3,990

(1) relates to property and equipment (note 4)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties
As at September 30, 2016:
Discount rate	1.02%	1.64%
Inflation rate	2.00%	2.00%

As at December 31, 2015:
Discount rate	1.37%	2.16%
Inflation rate	2.00%	2.00%

NOTE 10 – FINANCIAL CONTRACT LIABILITY

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The Drilling Fund contributed US$6.5 million cash to earn working interests in production from the wellbores ranging from 55.56% to 77.78% before payout and 44.44% to 58.33% after payout. This amount was subsequently increased by US$500,000 to US$7,000,000 with the Company’s consent.

The December 31, 2012 financial contract states the Drilling Fund has the right to require Dejour USA to purchase its working interests in the wellbores for cash in September 2016, 36-months after the final well in the 4-well program is placed in production. The repurchase price is based on a predetermined formula which ensures the Drilling Fund earns a minimum return, compounded annually and applied on a monthly basis, on 75% of its original US$7,000,000 investment over the 36-month period. Accordingly, the Company considered the transaction to be a financial contract as the risks and rewards of ownership were not substantially transferred to the Drilling Fund and, on December 31, 2012, the Company recorded the transaction in its accounts by increasing property and equipment and financial contract liability by US$6,500,000 on its balance sheet. This amount was subsequently increased to US$7,000,000.

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2016 and 2015
(Unaudited) (All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 10 – FINANCIAL CONTRACT LIABILITY (continued)

On June 30, 2014, the financial contract was amended and the Drilling Fund agreed to retain its working interest in the wells as at September 30, 2016, should it exercise its right to require Dejour USA to pay the minimum return calculated in accordance with the provisions of the contract. In determining the minimum return to be paid, the Drilling Fund agreed to deduct the residual reserve value of its working interest in the 4 wellbores at September 30, 2016. The parties also agreed to have a third party engineering firm calculate the residual value of the reserves in accordance with industry accepted valuation standards.

Finally, the parties agreed to limit the cash consideration to be paid by Dejour USA, should it be required to pay the minimum return provided for in the December 31, 2012 contract to US$3,000,000. Additional consideration, if any, may be paid by Dejour USA by an assignment of a working interest in certain proven assets at a jointly owned oil and gas property in Colorado applying an industry-standard valuation approach.

The June 30, 2014 amendment transferred the risks of ownership of the 4 wellbores back to the Drilling Fund and the financial contract liability was adjusted to reflect the present value of the amount owing to the Drilling Fund under the financial contract at September 30, 2016 ($7,663,000), net of the present value of the residual reserves ($603,000), or $7,060,000, as follows:

$
Balance at January 1, 2015 (US$2,361)	2,739
Accretion expense (US$410)	525
Foreign exchange loss	595
Adjustment to financial contract liability (US$2,436)	3,348
Balance at December 31, 2015 (US$5,207)	7,207
Accretion expense (US$222)	296
Foreign exchange gain	(380)
Adjustment to financial contract liability (US$47)	(63)
Balance at September 30, 2016 (US$5,382)	7,060

On September 30, 2016, the Drilling Fund served notice to Dejour USA instructing Dejour USA to purchase the Drilling Fund’s 77.771% working interest in the 4 wellbores in accordance with the provisions of the contract described herein.

Subsequent to September 30, 2016, the Company initiated discussions with the Drilling Fund to settle the financial contract liability.

NOTE 11 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

Issued and outstanding

	# of shares	$ of shares
Balance at January 1, 2015	36,480,427	97,132
Issue of shares on exercise of options	29,898	23
Contributed surplus reallocated on exercise of options	-	7
Adjustment due to fractional rounding	(372)	-
Balance at December 31, 2015	36,509,953	97,162
Shares issued via private placement, net of issuance costs	8,298,333	949
Balance at September 30, 2016	44,808,286	98,111

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2016 and 2015
(Unaudited) (All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 11 – SHARE CAPITAL (continued)

On June 28, 2016, the Company completed the initial tranche of a private placement and 5,350,000 common shares were issued at a price of $0.12 per share for gross proceeds of $642,000. The Company paid finders’ fees of $11,000 and other costs of $16,500 related to this initial tranche. Directors and Officers of the Company purchased 3,600,000 common shares of this offering.

On July 12, 2016, the Company completed the final tranche of the private placement for gross proceeds of $353,800. Combined with the initial tranche, the total private placement consisted of 8,298,333 common shares for total gross proceeds of $995,800. In connection with the final tranche of the private placement, the Company paid finders’ fees of $7,000 for a total of $18,000 and other costs of $12,500 for a total of $29,000.

NOTE 12 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

(a)    Stock Options

The Stock Option Plan (the “Plan”) is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Company’s issued and outstanding common shares as constituted on the date of any grant of options.

The Plan provides for the grant of options to purchase common shares to eligible directors, senior officers, employees and consultants of the Company (“Participants”). The exercise periods and vesting periods of options granted under the Plan are to be determined by the Company with approval from the Board of Directors. The expiration of any option will be accelerated if the participant’s employment or other relationship with the Company terminates. The exercise price of an option is to be set by the Company at the time of grant but shall not be lower than the market price (as defined in the Plan) at the time of grant.

The following table summarizes information about outstanding stock option transactions:

		Weighted
	Number of	average
	options	exercise price
		$
Balance at January 1, 2015	2,940,305	1.27
Options granted	709,897	0.79
Options exercised (Note 11)	(29,898)	0.78
Options cancelled	(2,828,551)	1.16
Options forfeited	(651,015)	1.00
Balance at December 31, 2015	140,738	1.20
Options granted	3,400,000	0.16
Options cancelled	(52,818)	1.26
Options forfeited	(87,920)	1.16
Balance at September 30, 2016	3,400,000	0.16

Details of the stock options as at September 30, 2016 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.16	3,400,000	0.16	4.68	3,150,000	0.16	4.68

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2016 and 2015
(Unaudited) (All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 12 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(a)    Stock Options (continued)

The fair value of the options issued during the period was estimated using the Black Scholes option pricing model with the following weighted average inputs:

For the nine months ended September 30	2016	2015

Fair value at grant date	$0.06	$0.25

Exercise price	$0.16	$0.80
Share price	$0.16	$0.80
Expected volatility	80.35%	76.85%
Expected option life	1.37 years	1.12 years
Dividends	0.0%	0.0%
Risk-free interest rate	0.54%	0.49%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility. A weighted average forfeiture rate of 6.85% (2015 – 5.37%) is used when recording stock based compensation.

(b)    Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of	Weighted average
	warrants	exercise price
		$
Balance at January 1, 2015	5,966,443	1.98
Warrants granted	13,000,000	0.45
Warrants expired	(3,246,903)	1.84
Balance at December 31, 2015 and September 30, 2016	15,719,540	0.85

Details of the share purchase warrants as at September 30, 2016 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	Contractual	Number	exercise	contractual
	of warrants	price	life (years)	of warrants	price	life (years)
		$			$
$0.45	13,000,000	0.45	4.18	13,000,000	0.45	4.18
$2.00 US	2,719,540	2.63	0.68	2,719,540	2.63	0.68
	15,719,540	0.83	3.57	15,719,540	0.83	3.57

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities, other than agents’ warrants.

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2016 and 2015
(Unaudited) (All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 13 – SUPPLEMENTAL INFORMATION

(a)    Changes in working capital consisted of the following:

	Nine months ended September 30
	2016	2015
	$	$
Changes in non-cash working capital:
Accounts receivable	1,685	(1,244)
Prepaids and deposits	(1)	87
Accounts payable and accrued liabilities	(1,162)	(1,985)
	522	(3,142)
Comprised of:
Operating activities	1,465	(3)
Investing activities	(972)	(3,139)
Financing activities	29	-
	522	(3,142)
Other cash flow information:
Cash paid for interest	466	259
Income taxes paid	-	-

(b)    Per share amounts:

Basic loss per share amounts has been calculated by dividing the net loss for the year attributable to the shareholders’ of the Company by the weighted average number of common shares outstanding. Stock options and share purchase warrants were excluded from the calculation. The basic and diluted net loss per share is the same as the stock options and share purchase warrants were anti-dilutive. The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Weighted average common shares outstanding
Basic	44,613,830	36,493,480	39,309,065	36,489,643
Diluted	44,613,830	36,493,480	39,309,065	36,489,643

NOTE 14 – RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2016 and 2015 and in addition to the loans from related parties (note 7), the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $353,000 (2015 - $355,000) and non-cash stock-based compensation of $79,000 (2015 - $473,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at September 30, 2016 is $172,000 (December 31, 2015 - $200,000) owing to the two officers of the Company.

(b)

Interest expenses of $466,000 (2015 - $193,000) related to the loans from related parties were paid to the CEO of the Company and his spouse or the companies controlled by or associated with the CEO of the Company (note 7).

DXI ENERGY INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2016 and 2015
(Unaudited) (All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 15 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

	Canada		United States		Total
	2016	2015	2016	2015	2016	2015
	$	$	$	$	$	$
Nine months ended September 30
Revenues, net of royalties	2,534	4,758	712	87	3,246	4,845
Segmented income (loss)	(1,901)	(2,078)	(1,219)	(1,203)	(3,120)	(3,281)
Amortization, depletion and impairment losses	1,332	2,880	1,380	65	2,712	2,945
Interest expense	956	259	295	387	1,252	646
Capital expenditures	302	1,048	175	3,464	477	4,512

NOTE 16 – SEASONALITY OF OPERATIONS

There are factors causing quarterly variances that may not be reflective of the Company’s future performance. These include, but are not limited to weather conditions, oil and gas production, drilling activities which are affected by oil and natural gas commodity prices, global economic environment, as well as unexpected production curtailment caused by activities such as plant shutdown work. As the Company has operations in the United States, the consolidated financial results may vary between periods due to the effect of foreign exchange fluctuations in translating the expenses of its operations in the United States to Canadian dollars. As a result, quarterly operating results should not be relied upon as any indication of results for any future period.